JPMORGAN TRUST IV

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

January 22, 2021

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Trust IV (the “Trust”), on behalf of JPMorgan Hedged Equity 2 Fund and JPMorgan Hedged Equity 3 Fund

File Nos. 811-23117 and 333-208312

Post-Effective Amendment No. 116

Dear Ms. White:

This letter is in response to the comments you provided telephonically on January 11, 2021, with respect to the filing related to JPMorgan Hedged Equity 2 Fund and JPMorgan Hedged Equity 3 Fund (each a “Fund” and together, the “Funds”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933. Capitalized terms used but not defined in this letter have the meanings given to them in the Funds’ Registration Statement.

PROSPECTUS

1.	Comment: Please update the series information on EDGAR with each Fund’s Class IDs and tickers.

Response: The update will be made prior to each Fund’s launch.

2.	Comment: Please briefly explain how each Fund estimates the “Remainder of Other Expenses” in each Fund’s fee tables.

Response: The “Remainder of Other Expenses” figure for each Fund will be an estimate based on certain assumptions of class-specific expenses, as well as from historical data from the JPMorgan Hedged Equity Fund.

3.	Comment: Please provide completed fee and expense tables for the Funds to the staff prior to the effectiveness of the 485(b) amendment.

Response: Each Fund’s completed fee and expense table and expense examples will be provided to the Securities and Exchange Commission (“SEC”) staff prior to the effectiveness of the 485(b) amendment.

4.	Comment: Please advise the SEC staff of how derivatives will be valued for purposes of each Fund’s 80% test.

Response: Derivatives are not included in the numerator for purposes of determining each Fund’s compliance with its 80% policy.

5.

Comment: We note that the “What are the Fund’s main investment strategies” section for each Fund states the Fund’s intention to use a put/spread collar strategy in which the Fund may forego some upside protection in exchange for some potential downside protection. However, the magnitude of the strategy (i.e., the size range of the collar) is unclear. Please revise to disclose the typical collar each Fund intends to use, as well as how the adviser determines the appropriate collar from period to period.

Response: The requested change will be made by replacing the current disclosure in “Investment Process – Options Overlay Strategy” in both the Item 4 and Item 9 sections with the following disclosure:

Investment Process — Options Overlay Strategy: To implement the Put/Spread Collar strategy, the adviser utilizes exchange traded equity options based either on the S&P 500 Index or on S&P 500 ETFs. The Put/Spread Collar is constructed by buying a put option at a higher strike price while writing a put option at a relatively lower strike price and simultaneously selling a call option that substantially offsets the cost of the put option spread. The Put/Spread Collar strategy is an actively managed process and is designed to provide a continuous market hedge for the portfolio. The options are systematically reset on at least a quarterly basis to better capitalize on current market conditions and opportunities while seeking to provide predictable returns in all market cycles.

6.

Comment: Items 4 and 9 of Form N-1A require you to disclose a fund’s principal investment strategies, which, as noted in Instruction 2 to Item 9(b)(1) of Form N-1A, “depends on the strategy’s anticipated importance in achieving the Fund’s investment objectives, and how the strategy affects the Fund’s potential risks and returns.” Each Fund’s current disclosure in the “What are the Fund’s main investment strategies” section indicates that, as part of its investment process, the adviser seeks to assess the impact of certain environmental, social and governance (“ESG”) factors to identify issuers that it believes may be negatively impacted by such factors relative to other issuers. As written, it is unclear that the ESG analysis is closely integrated into the investment decision making process to such an extent that it could be considered part of each Fund’s principal strategies. Please either (1) expand on the disclosure to address the specific ESG factors considered - including the types of data and analysis reviewed - and how the factors relate to buy/sell decisions or (2) relocate the disclosure to a more appropriate location.

Response: We respectfully acknowledge your comment. The disclosure related to ESG factors is not provided in response to Item 9(b)(1), which requires a Fund to describe its principal investment strategy, but rather the disclosure relates to Item 9(b)(2), which requires a Fund to explain “in general terms how the Fund’s adviser decides which securities to buy and sell.” Per Form N-1A, the Item 4 disclosure should be based on the information given in response to Item 9(b) (not just Item 9(b)(1)). As a result, we believe it is appropriate to provide a summary of the adviser’s investment process in the “What are the Fund’s main investment strategies” section, as it provides information to shareholders as to how the adviser decides which securities to buy and sell. In addition, we believe the level of detail explaining the ESG factors is appropriate. Therefore, no changes have been made in response to this comment.

7.

Comment: The description of investment process in each Fund’s “What are the Fund’s main investment strategies” section states in part that “the put option spread is generally maintained at a level intended to reduce the Fund’s exposure to a market decline by offsetting losses resulting from a decrease in the market.” Please include additional disclosure addressing the fact that as a result, the upside is limited.

Response: The requested change will be made by adding the following disclosure following the above cited statement in both the Item 4 and Item 9 sections:

As a result of writing call options to offset the costs associated with the put option spread, some upside may be foregone in certain market environments.

8.

Comment: In the “Additional Information About the Funds’ Investment Strategies” section, for each Fund, please revise the sentence stating that “[t]he put option spread is generally maintained at a level whereby the Fund is protected from a decrease in the market of five to twenty percent” to something to the effect that “[t]he put option spread is generally maintained at a level intended to protect the fund from a decrease in the market of five to twenty percent.”

Please also include the statement in the Item 4 disclosure and include a similar statement about the degree to which the Funds’ positive returns are capped. (i.e. what is the size range of the collar typically going to be).

Response: The requested changes will be made by adding the “intended to” language suggested by the Staff to both the Item 4 and Item 9 sections, as well as by adding the disclosure referenced in the Fund’s response to the Staff’s comment 5 to both sections (“The put option spread is generally maintained at a level intended to protect the Fund from a decrease in the market of five to twenty percent.”).

9.

Comment: The “Temporary Defensive and Cash Position” section states that “In addition Certain Funds may invest in cash and cash equivalents as a principal investment strategy.” Please provide a definition for “Certain Funds” and confirm whether the Funds will be part of a multi-fund prospectus.

Response: “Certain Funds” is not intended to be a defined term and all Funds that may invest in cash and cash equivalents as a principal investment strategy will disclose such strategy in the “What are the Fund’s main investment strategies” section. The Funds will not invest in cash and cash equivalents as a principal investment strategy. It is currently intended that the Funds will eventually be combined in a multi-fund prospectus with other JPMorgan Funds that have a 6/30 fiscal year end.

10.

Comment: The “Investment Policies” section of the Statement of Additional Information (“SAI”) Part I states that for the JPMorgan Equity Premium Income Fund, the Fund’s “fundamental investment policy regarding industry concentration does not apply to securities issued by other investment companies...” The staff notes that each Fund should look through an investment in an affiliated investment company and should consider, to the extent feasible, an investment in an unaffiliated investment company for purposes of calculating the Fund’s industry concentration levels. The staff also cites Section 48(a) of the Investment Company Act of 1940 (the “1940 Act”), which makes unlawful anything done under the 1940 Act indirectly that would be unlawful if done directly.

Response: The Trust believes that JPMorgan Equity Premium Income Fund’s current policy on concentration, as disclosed in the SAI, complies with applicable legal requirements, including applicable SEC Staff guidance. The policy sets meaningful, objective limits on the freedom of each Fund to concentrate its assets in any particular industry. The Trust is not aware of a requirement to “look through” underlying investment companies in which the Fund invests for purposes of administering its concentration policy. To the extent that either Fund determines that its investment in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Fund will take steps to ensure that it has appropriate risk disclosure relating to that investment. As the Trust believes that the current policy on concentration complies with applicable legal requirements, the Trust does not believe it is in violation of Section 48(a) of the 1940 Act.

11.	Comment: Please include each Fund’s fee waiver agreement as an exhibit to the Part C.

Response: Each Fund’s fee waiver agreement will be included as an exhibit to the Part C in each 485(b) amendment.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 270-6803.

Sincerely,

/s/ Zachary Vonnegut-Gabovitch
Zachary Vonnegut-Gabovitch
Assistant Secretary